   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 6, 1994



                                                       REGISTRATION NO. 33-54225

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                            PRE-EFFECTIVE AMENDMENT


                                   NUMBER ONE


                                       TO


                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                         REGIONS FINANCIAL CORPORATION

             (Exact name of registrant as specified in its charter)

                             ---------------------

           DELAWARE                         6711                        63-0589368
(State or Other Jurisdiction of  (Primary Standard Industrial        (I.R.S. Employer
Incorporation or Organization)   Classification Code Number)        Identification No.)

                             417 NORTH 20TH STREET
                              BIRMINGHAM, AL 35203
                                 (205) 326-7100
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                               VIRGINIA L. MARTIN
                                 LEGAL OFFICER

                         REGIONS FINANCIAL CORPORATION

                             417 NORTH 20TH STREET
                              BIRMINGHAM, AL 35203
                                 (205) 326-7060
               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)
                             ---------------------
                                    COPY TO:
                              CHARLES C. PINCKNEY

                            LANGE, SIMPSON, ROBINSON


                                  & SOMERVILLE

                        1700 FIRST ALABAMA BANK BUILDING
                             417 NORTH 20TH STREET
                              BIRMINGHAM, AL 35203
                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE
PUBLIC: From time to time after this Registration Statement becomes effective as the Registrant may determine.


     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check this box. / /

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. /X/
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), SHALL DETERMINE.

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

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD
     BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED SEPTEMBER 6, 1994


PROSPECTUS

                         REGIONS FINANCIAL CORPORATION


                          SUBORDINATED DEBT SECURITIES



     Regions Financial Corporation ("Regions") intends to offer from time to time in one or more series up to $100,000,000 in aggregate initial offering price of its unsecured subordinated notes, debentures, bonds or other evidences of indebtedness (the "Subordinated Debt Securities"). The Subordinated Debt Securities may be offered, separately or together, in separate series, in amounts, at prices and on terms to be determined at the time of sale and set forth in one or more supplements to this Prospectus (each a "Prospectus Supplement"), which will be delivered to the offerees.



     The Subordinated Debt Securities will be subordinated in right of payment to all Senior Indebtedness of Regions (as described herein). The Prospectus Supplement will set forth the terms of such Subordinated Debt Securities, including the specific designation, aggregate principal amount, authorized denominations, any premium, interest rate (which may be fixed or variable), if any, interest payment dates, if any, maturity, any optional or mandatory redemption terms, any sinking fund provisions, any conversion terms, the initial public offering price and any other terms of the offering.



     The Subordinated Debt Securities may be sold (i) to or through underwriters or dealers, on a negotiated or competitive bid basis, such underwriters or dealers to be designated at the time of sale, (ii) through agents designated from time to time or (iii) directly by Regions. The names of any underwriters or agents of Regions involved in the sale of the Subordinated Debt Securities, and any applicable commissions or discounts, will be set forth in the corresponding Prospectus Supplement. The net proceeds to Regions from such sale also will be set forth in the corresponding Prospectus Supplement.



     This Prospectus may not be used to consummate sales of Subordinated Debt Securities unless accompanied by a Prospectus Supplement.



THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS, SAVINGS ACCOUNTS OR OTHER
     OBLIGATIONS OF A DEPOSITORY INSTITUTION BUT ARE SUBORDINATED DEBT
         OBLIGATIONS OF REGIONS AND ARE NOT INSURED BY THE FEDERAL
              DEPOSIT INSURANCE CORPORATION OR ANY OTHER
                  GOVERNMENTAL AGENCY OR INSTRUMENTALITY.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
  SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


               The date of this Prospectus is September   , 1994.

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE CORRESPONDING PROSPECTUS SUPPLEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY REGIONS OR THE UNDERWRITERS. NEITHER THIS PROSPECTUS NOR THE CORRESPONDING PROSPECTUS SUPPLEMENT CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SUBORDINATED DEBT SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS AND THE CORRESPONDING PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF REGIONS SINCE SUCH DATE.


                             AVAILABLE INFORMATION


     Regions is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Copies of such reports, proxy statements and other information can be obtained, at prescribed rates, from the SEC by addressing written requests for such copies to the Public Reference Section at the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, such reports, proxy statements and other information can be inspected at the public reference facilities referred to above and at the regional offices of the SEC at 7 World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.



     This Prospectus constitutes part of the Registration Statement on Form S-3 of Regions (including any exhibits and amendments thereto, the "Registration Statement") filed with the SEC under the Securities Act of 1933, as amended (the "Securities Act"), relating to the Subordinated Debt Securities offered hereby. This Prospectus does not include all of the information in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. For further information about Regions and the Subordinated Debt Securities offered hereby, reference is made to the Registration Statement. The Registration Statement may be inspected and copied, at prescribed rates, at the SEC's public reference facilities at the addresses set forth above.


                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents previously filed with the SEC by Regions pursuant to the Exchange Act are hereby incorporated by reference herein:

          1. Regions' Annual Report on Form 10-K for the fiscal year ended December 31, 1993.


          2. Regions' Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1994.



          3. Regions' Current Reports on Form 8-K dated as of December 31, 1993, July 8 and 18, 1994, and September 6, 1994.



          4. Regions' Reports on Form 10-C dated as of December 31, 1993, and May 2, 1994.



     Regions' Annual Report on Form 10-K for the year ended December 31, 1993 incorporates by reference specific portions of Regions' Annual Report to Stockholders for that year (the "Annual Report to Stockholders"), but does not incorporate other portions of the Annual Report to Stockholders. Only those portions of the Annual Report to Stockholders captioned "Financial Summary & Review 1993," "Financial Statements and Notes" and "Historical Financial Summary" are incorporated herein. Other portions of the Annual Report to Stockholders are NOT incorporated herein and are not a part of the Registration Statement.



     All documents filed by Regions pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Subordinated Debt Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.



     Copies of documents incorporated herein by reference, excluding exhibits not specifically incorporated into the information incorporated herein, are available without charge upon written or telephone request to Stockholder Assistance, Ronald C. Jackson, Regions Financial Corporation, P.O. Box 1448, Montgomery, Alabama 36102. Telephone requests may be directed to (205) 832-8450.

                                  THE COMPANY


     Regions is a regional bank holding company headquartered in Birmingham, Alabama, which operated as of June 30, 1994, 247 banking offices in Alabama, Florida, Georgia, Louisiana and Tennessee. As of June 30, 1994, Regions had total consolidated assets of approximately $10.8 billion, total consolidated deposits of approximately $8.8 billion and total consolidated stockholders' equity of approximately $905 million. Regions operates six state-chartered commercial bank subsidiaries and one federal stock savings bank in Alabama, Florida, Georgia, Louisiana and Tennessee (collectively referred to as the "Subsidiary Institutions") and four banking-related subsidiaries engaged in mortgage banking, credit life insurance, leasing and securities brokerage activities with offices in various Southeastern states. Through its subsidiaries, Regions offers a broad range of banking and banking-related services.



     As part of its ongoing business strategy, Regions continually evaluates business combination opportunities and frequently conducts due diligence activities in connection with possible business combinations. As a result, business combination discussions and, in some cases, negotiations frequently take place, and future business combinations involving cash, debt or equity securities can be expected. Any future business combination or series of business combinations that Regions might undertake may be material, in terms of assets acquired or liabilities assumed, to Regions' financial condition.



     During the 1994 fiscal year, Regions has completed the acquisition of three financial institutions in Alabama and Louisiana, and has entered into definitive agreements to acquire three additional financial institutions in Alabama, Georgia and Louisiana. Information with respect to such acquisitions is included in documents incorporated by reference in this Prospectus. See "Available Information" and "Documents Incorporated by Reference."



     Regions was organized under the laws of the State of Delaware and commenced operations in 1971 under the name First Alabama Bancshares, Inc. On May 2, 1994, the name of First Alabama Bancshares, Inc. was changed to Regions Financial Corporation. All references to First Alabama Bancshares, Inc. in the documents incorporated by reference herein shall be deemed to be references to Regions. Regions is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). Regions' principal executive offices are located at 417 North 20th Street, Birmingham, Alabama 35203, and its telephone number at such address is (205) 326-7100.


                                USE OF PROCEEDS


     The net proceeds from the sale of the Subordinated Debt Securities will be used for general corporate purposes, including Regions' working capital needs, possible acquisition of other financial institutions or their assets, possible acquisitions of failed financial institutions by arrangements with regulatory authorities, possible acquisitions of other businesses of a type eligible for bank holding companies and possible reduction or repayment of outstanding indebtedness. Pending such uses, Regions may temporarily invest such proceeds. If Regions elects at the time of issuance of the Subordinated Debt Securities to make definite or more specific use of proceeds other than as set forth herein, such use of proceeds will be described in the corresponding Prospectus Supplement.


                           SUPERVISION AND REGULATION

     The following discussion sets forth certain of the material elements of the regulatory framework applicable to banks and bank holding companies and provides certain specific information related to Regions.

GENERAL


     Regions is a bank holding company, registered with the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the BHC Act. As such, Regions and its subsidiaries are subject to the supervision, examination and reporting requirements of the BHC Act and the regulations of the Federal Reserve.

     The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before (i) it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5.0% of the voting shares of the bank, (ii) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of the bank, or (iii) it may merge or consolidate with any other bank holding company.



     The BHC Act further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy, and consideration of convenience and needs issues includes the parties' performance under the Community Reinvestment Act of 1977 (the "CRA"), both of which are discussed below.



     The BHC Act prohibits the Federal Reserve from approving a bank holding company's application to acquire a bank or bank holding company located outside the state in which the deposits of its banking subsidiaries were greatest on the date the company became a bank holding company (Alabama in the case of Regions), unless such acquisition is specifically authorized by statute of the state in which the bank or bank holding company to be acquired is located. Alabama has adopted reciprocal interstate banking legislation permitting Alabama-based bank holding companies to acquire banks and bank holding companies in other states and allowing bank holding companies located in Arkansas, the District of Columbia, Florida, Georgia, Kentucky, Louisiana, Maryland, Mississippi, North Carolina, South Carolina, Tennessee, Texas, Virginia and West Virginia to acquire Alabama banks and bank holding companies. Under legislation pending in Congress the existing restrictions on interstate acquisitions of banks would be repealed one year following enactment such that any bank holding company located in Alabama would be able to acquire a bank located in any other state and a bank holding company located outside Alabama could acquire any Alabama-based bank, in either case subject to certain deposit percentage and other restrictions.



     The BHC Act generally prohibits Regions from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. For example, factoring accounts receivable, acquiring or servicing loans, leasing personal property, conducting discount securities brokerage activities, performing certain data processing services, acting as agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions and performing certain insurance underwriting activities all have been determined by the Federal Reserve to be permissible activities of bank holding companies. The BHC Act does not place territorial limitations on permissible non-banking activities of bank holding companies. Despite prior approval, the Federal Reserve has the power to order a holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness or stability of any bank subsidiary of that bank holding company.



     Each of the Subsidiary Institutions is a member of the Federal Deposit Insurance Corporation (the "FDIC"), and as such, their deposits are insured by the FDIC to the extent provided by law. Each Subsidiary Institution is also subject to numerous state and federal statutes and regulations that affect its business, activities and operations, and each is supervised and examined by one or more state or federal bank regulatory agencies.



     Because each of Regions' subsidiary banks is a state-chartered bank that is not a member of the Federal Reserve System, such banks are subject to supervision and examination by the FDIC. Regions' subsidiary savings bank is a federally-chartered savings bank that is a member of the Federal Home Loan Bank System and is subject to supervision and examination by the Office of Thrift Supervision (the "OTS") and to the back-up supervisory authority of the FDIC. Such agencies regularly examine the operations of the Subsidiary Institutions and are given authority to approve or disapprove mergers, consolidations, the establishment of branches and similar corporate actions. Such agencies also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.



     The Subsidiary Institutions are subject to the provisions of the CRA. Under the terms of the CRA, the appropriate federal bank regulatory agency is required, in connection with its examination of a Subsidiary Institution, to assess such institution's record in assessing and meeting the credit needs of the community served by that institution, including low- and moderate-income neighborhoods. The regulatory agency's assessment of the institution's record is made available to the public. Further, such assessment is required of any institution which has applied to (i) charter a national bank, (ii) obtain deposit insurance coverage for a newly chartered institution, (iii) establish a new branch office that will accept deposits, (iv) relocate an office, or (v) merge or consolidate with, or acquire the assets or assume the liabilities of, a federally regulated financial institution. In the case of a bank holding company applying for approval to acquire a bank or other bank holding company, the Federal Reserve will assess the records of each depository institution of the applicant bank holding company, and such records may be the basis for denying the application.



     In December 1993, the federal banking agencies proposed to revise their CRA regulations in order to provide clearer guidance to depository institutions on the nature and extent of their CRA obligations and the methods by which those obligations will be assessed and enforced. The proposed regulation would substitute a new evaluation system for the current process-based CRA assessment factors that would rate institutions based on their actual performance in meeting community credit needs. Under the proposal, all depository institutions would be subject to three CRA-related tests: a lending test; an investment test; and a service test. The lending test, which would be the primary test for all institutions other than wholesale and limited-purpose banks, would evaluate an institution's lending activities by comparing the institution's share of housing, small business and consumer loans in low- and moderate-income areas in its service area with its share of such loans in the other parts of its service area. The agencies would also evaluate the institution's performance independent of other lenders by examining the ratio of such loans made by the institution to low- and moderate-income areas to all such loans made by the institution. At the election of an institution, the agencies would also consider "indirect" loans made by affiliates and subsidiaries of the institution as well as lending consortia and other lenders in which the institution had made lawful investments.


     The focus of the investment test, under which wholesale and limited-purpose institutions would normally be evaluated, would be the amount of assets (compared to its risk-based capital) that an institution has devoted to "qualified investments" that benefit low- and moderate-income individuals and areas in the institution's service area. The service test would evaluate an institution based on the percentage of its branch offices that are located in or are readily accessible to low- and moderate-income areas. Smaller institutions, those having total assets of less than $250 million, would be evaluated under more streamlined criteria.


     The joint agency CRA proposal provides that an institution evaluated under a given test would receive one of five ratings for that test: outstanding; high satisfactory; low satisfactory; needs to improve; or substantial non-compliance. The ratings for each test would then be combined to produce an overall composite rating of either outstanding, satisfactory (including both high and low satisfactory), needs to improve or substantial non-compliance. In the case of a retail-oriented institution, its lending test rating would form the basis for its composite rating. That rating would then be increased by up to two levels in the case of outstanding or high satisfactory investment performance, increased by one level in the case of outstanding service and decreased by one level in the case of substantial non-compliance in service. An institution found to have engaged in illegal lending discrimination would be rebuttably presumed to have a less-than-satisfactory composite CRA rating.


     Under the proposal, an institution's CRA rating would continue to be taken into account by a regulator in considering various types of applications. In addition, an institution receiving a rating of "substantial non-compliance" would be subject to civil money penalties or a cease and desist order under
Section 8 of the Federal Deposit Insurance Act (the "FDIA").



     In response to widespread criticisms of the original CRA proposal, the federal banking agencies have indicated that they will be issuing a revised proposal in the fall of 1994 that will scale back a number of key provisions initially proposed. The exact timing of the revised proposal, the specific tests and other provisions that it will contain, and when and in what form any CRA regulation may ultimately be adopted are uncertain at this time.



PAYMENT OF DIVIDENDS



     Regions is a legal entity separate and distinct from its banking and other subsidiaries. The principal source of cash flow of Regions, including cash flow to pay dividends to its stockholders and to service the indebtedness represented by the Subordinated Debt Securities as well as other Regions' debt, is dividends from the Subsidiary Institutions. There are statutory and regulatory limitations on the payment of dividends by the Subsidiary Institutions to Regions as well as by Regions to its stockholders.



     As state nonmember banks, the subsidiary banks are subject to the respective laws and regulations of Alabama, Florida, Georgia, Louisiana and Tennessee and to the regulations of the FDIC as to the payment of dividends. The subsidiary savings bank is subject to the regulations of the OTS as to payment of dividends.



     If, in the opinion of the federal regulatory agencies, an institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the institution, could include the payment of dividends), such authority may require, after notice and hearing, that such institution cease and desist from such practice. The Federal Reserve, the FDIC and the OTS have indicated that paying dividends that deplete an institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), an insured institution may not pay any dividend while it is undercapitalized or if payment would cause it to become undercapitalized. See "-- Prompt Corrective Action." Moreover, the Federal Reserve and the FDIC have issued policy statements which provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.



     At June 30, 1994, under dividend restrictions imposed under federal and state laws, the Subsidiary Institutions, without obtaining governmental approvals, could declare aggregate dividends to Regions of approximately $237 million.



TRANSACTIONS WITH AFFILIATES



     There are various restrictions on the extent to which Regions and it nonbank subsidiaries can borrow or otherwise obtain credit from the Subsidiary Institutions. Each Subsidiary Institution (and its subsidiaries) is limited in engaging in borrowing and other "covered transactions" with nonbank or non-savings-bank affiliates to the following amounts: (i) in the case of any such affiliate, the aggregate amount of covered transactions of the Subsidiary Institution and its subsidiaries may not exceed 10% of the capital stock and surplus of such Subsidiary Institution; and (ii) in the case of all affiliates, the aggregate amount of covered transactions of the Subsidiary Institution and its subsidiaries may not exceed 20% of the capital stock and surplus of such Subsidiary Institution. "Covered transactions" are defined by statute to include a loan or extension of credit as well as a purchase of securities issued by an affiliate, a purchase of assets (unless otherwise exempted by the Federal Reserve), the acceptance of securities issued by the affiliate as collateral for a loan and the issuance of a guarantee, and the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate. Covered transactions are also subject to certain collateralization requirements. Further, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.


CAPITAL ADEQUACY


     Regions and the Subsidiary Institutions are required to comply with the capital adequacy standards established by the Federal Reserve in the case of Regions, the FDIC in the case of the subsidiary banks and the OTS in the case of the subsidiary savings bank. There are two basic measures of capital adequacy for bank holding companies that have been promulgated by the Federal Reserve: a risk-based measure and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.



     The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.



     The minimum guideline for the ratio of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8.0%. At least half of the Total Capital must be composed of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated debt, other preferred stock and a limited amount of loan loss reserves. At June 30, 1994, Regions' consolidated Tier 1 Capital and Total Capital ratios were 11.82% and 14.15%, respectively.



     In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and certain other intangible assets (the "Leverage Ratio"), of 3.0% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3.0% plus an additional cushion of 100 to 200 basis points. Regions' Leverage Ratio at June 30, 1994, was 8.08%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a "tangible Tier 1 Capital leverage ratio" (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities.



     Each of Regions' subsidiary banks is subject to risk-based and leverage capital requirements adopted by the FDIC, and Regions' subsidiary savings bank is subject to tangible, risk-based and core capital requirements adopted by the OTS. Each of the Subsidiary Institutions was in compliance with applicable minimum capital requirements as of June 30, 1994. Neither Regions nor any of the Subsidiary Institutions has been advised by any federal banking agency of any specific minimum capital ratio requirement applicable to it.


     Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including the termination of deposit insurance by the FDIC, and to certain restrictions on its business. See "-- Prompt Corrective Action."


     The federal bank regulators continue to indicate their desire to raise capital requirements applicable to banking organizations beyond their current levels. In this regard, the Federal Reserve, the FDIC and the OTS have, pursuant to FDICIA, proposed an amendment to the risk-based capital standards which would calculate the change in an institution's net economic value attributable to increases and decreases in market interest rates and would require banks with excessive interest rate risk exposure to hold additional amounts of capital against such exposures.

SUPPORT OF SUBSIDIARY INSTITUTIONS

     Under Federal Reserve policy, Regions is expected to act as a source of financial strength to, and to commit resources to support, each of the Subsidiary Institutions. This support may be required at times when, absent such Federal Reserve policy, Regions may not be inclined to provide it. In addition, any capital loans by a bank holding company to any of the Subsidiary Institutions are subordinate in right of payment to deposits and to certain other indebtedness of such Subsidiary Institution. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a Subsidiary Institution will be assumed by the bankruptcy trustee and entitled to a priority of payment.


     Under the FDIA, a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989, in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution "in danger of default." "Default" is defined generally as the appointment of a conservator or receiver, and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. The FDIC's claim for damages is superior to claims of stockholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution. The Subsidiary Institutions are subject to these cross-guarantee provisions. As a result, any loss suffered by the FDIC in respect of any of the Subsidiary Institutions would likely result in assertion of the cross-guarantee provisions, the assessment of such estimated losses against Regions' other Subsidiary Institutions and a potential loss of Regions' investment in such other Subsidiary Institutions.


PROMPT CORRECTIVE ACTION


     FDICIA establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, which became effective in December 1992, the federal banking regulators are required to establish five capital categories ("well-capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized") and to take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories, the severity of which will depend upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the FDICIA requires the banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.



     Under the final agency rule implementing the prompt corrective action provisions, an institution that (i) has a Total Capital ratio of 10% or greater, a Tier 1 Capital ratio of 6.0% or greater and a Leverage Ratio of 5.0% or greater, and (ii) is not subject to any written agreement, order, capital directive or prompt corrective action directive issued by the appropriate federal banking agency, is deemed to be "well-capitalized." An institution with a Total Capital ratio of 8.0% or greater, a Tier 1 Capital ratio of 4.0% or greater and a Leverage Ratio of 4.0% or greater is considered to be "adequately capitalized." A depository institution that has a Total Capital ratio of less than 8.0%, a Tier 1 Capital ratio of less than 4.0% or a Leverage Ratio of less than 4.0% is considered to be "undercapitalized." A depository institution that has a Total Capital ratio of less than 6.0%, a Tier 1 Capital ratio of less than 3.0% or a Leverage Ratio of less than 3.0% is considered to be "significantly undercapitalized" and an institution that has a tangible equity capital to assets ratio equal to or less than 2.0% is deemed to be "critically undercapitalized." For purposes of the regulation, the term "tangible equity" includes core capital elements counted as Tier 1 capital for purposes of the risk-based capital standards plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets with certain exceptions. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

     An institution that is categorized as undercapitalized, significantly undercapitalized or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. Under FDICIA, a bank holding company must guarantee that a subsidiary depository institution will meet its capital restoration plan, subject to certain limitations. The obligation of a controlling bank holding company under FDICIA to fund a capital restoration plan is limited to the lesser of 5.0% of an undercapitalized subsidiary's assets and the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business except in accordance with an accepted capital restoration plan or with the approval of the FDIC. In addition, the appropriate federal banking agency has authority with respect to any undercapitalized depository institution to take any of the actions it is permitted or required to take with respect to a significantly undercapitalized institution as described below if it determines "that those actions are necessary to carry out the purpose" of FDICIA.



     For those institutions that are (i) significantly undercapitalized or (ii) undercapitalized and (a) fail to submit an acceptable capital restoration plan or (b) fail to implement an approved capital restoration plan, the appropriate federal banking agency must require the institution to take one or more of the following actions: (i) sell enough shares, including voting shares, to become adequately capitalized; (ii) merge with (or be sold to) another institution (or holding company), but only if grounds exist for appointing a conservator or receiver; (iii) restrict certain transactions with banking affiliates as if the "sister bank" exception to the requirements of Section 23A of the Federal Reserve Act did not exist; (iv) otherwise restrict transactions with bank or nonbank affiliates; (v) restrict the interest rates that the institution pays on deposits to "prevailing rates" in the institution's "region;" (vi) restrict asset growth or reduce total assets; (vii) alter, reduce or terminate activities; (viii) hold a new election of directors; (ix) dismiss any director or senior executive officer who held office for more than 180 days immediately before the institution became undercapitalized; provided that in requiring dismissal of a director or senior officer, the agency must comply with certain procedural requirements, including the opportunity for an appeal in which the director or officer will have the burden of proving his or her value to the institution; (x) employ "qualified" senior executive officers; (xi) cease accepting deposits from correspondent depository institutions; (xii) divest certain nondepository affiliates which pose a danger to the institution; or
(xiii) be divested by a parent holding company. In addition, unless it has the prior approval of the appropriate federal banking agency, a significantly undercapitalized institution may not pay any bonus to any senior executive officer or increase the rate of compensation for such an officer without regulatory approval.



     At June 30, 1994, all of the Subsidiary Institutions had the requisite capital levels to qualify as well capitalized.


BROKERED DEPOSITS


     The FDIC has adopted regulations governing the receipt of brokered deposits. Under the regulations, a depository institution cannot accept, roll over or renew brokered deposits unless (i) it is well-capitalized or (ii) it is adequately capitalized and receives a waiver from the FDIC. A depository institution that cannot receive brokered deposits also cannot offer "pass-through" insurance on certain employee benefit accounts. Whether or not it has obtained such a waiver, an adequately capitalized depository institution may not pay an interest rate on any deposits in excess of 75 basis points over certain prevailing market rates specified by regulation. There are no such restrictions on a depository institution that is well-capitalized. Because all of the Subsidiary Institutions had at June 30, 1994, the requisite capital levels to qualify as well-capitalized, Regions believes the brokered deposits regulation will have no material effect on the funding or liquidity of any of the Subsidiary Institutions.


FDIC INSURANCE ASSESSMENTS


     In July 1993, the FDIC adopted a new risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The new system, which went into effect on January 1, 1994, and replaces a transitional system that the FDIC had utilized for the 1993 calendar year, assigns an institution to one of three capital categories: (i) well-capitalized; (ii) adequately capitalized; and (iii) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the "undercapitalized" category including institutions that are undercapitalized, significantly undercapitalized and critically undercapitalized for prompt corrective action purposes. An institution is also assigned by the FDIC to one of three supervisory subgroups within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the institution's state supervisor). An institution's insurance assessment rate is then determined based on the capital category and supervisory category to which it is assigned. Under the final risk-based assessment system, as well as the prior transitional system, there are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied. Assessment rates for 1994, as they had during 1993, will range from .23% of deposits for an institution in the highest category (i.e., "well-capitalized" and "healthy") to .31% of deposits for an institution in the lowest category (i.e., "undercapitalized" and "substantial supervisory concern").



     The FDIC is authorized to raise insurance premiums in certain circumstances. The current assessment rates for the Bank Insurance Fund (the "BIF") and the Savings Association Insurance Fund (the "SAIF") are designed to increase the reserve ratios (i.e., the ratios of reserves to insured deposits) for both funds to a designated ratio - 1.25% - within a specified period of time. Once the designated ratio is reached, the FDIC is to set future assessment rates at levels that will maintain a fund's reserve ratio at the designated level. The attainment by either fund of its designated reserve ratio could cause a reduction in assessment rates for that fund.



     Under the FDIA, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.



SAFETY AND SOUNDNESS STANDARDS



     In November 1993, federal banking agencies issued for comment proposed safety and soundness standards relating to internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits. With respect to internal controls, information systems and internal audit systems, the standards describe the functions that adequate internal controls and information systems must be able to perform, including (i) monitoring adherence to prescribed policies, (ii) effective risk management, (iii) timely and accurate financial, operational and regulatory reporting, (iv) safeguarding and managing assets, and (v) compliance with applicable laws and regulations. The standards also include requirements that (i) those performing internal audits be qualified and independent, (ii) internal controls and information systems be tested and reviewed, (iii) corrective actions be adequately documented, and (iv) that results of an audit be made available for review of management actions.



     As in the case of internal controls and information systems, the proposal establishes general principles and standards, rather than specific requirements, that must be followed in other areas. For example, loan documentation and credit underwriting practices must be such that they enable the institution to make an informed lending decision and assess credit risk on an ongoing basis. Similarly, an institution must manage interest rate risk "in a manner that is appropriate to the size of [the institution] and the complexity of its assets and liabilities" and must conduct any asset growth in accordance with a plan that has taken a variety of factors such as deposit volatility, capital and interest rate risk into account. The proposal also prohibits "excessive compensation," which is defined as amounts paid that are unreasonable or disproportionate to the services performed by an officer, employee, director or principal stockholder in light of all circumstances. In order to help alert institutions and their regulators to deteriorating financial conditions, the proposed rule also would impose a maximum ratio of classified assets to total capital of 1.0 and, in the case of an institution that had incurred a net loss over the last four quarters, would require that institution to have sufficient capital to absorb a similar loss over the next four quarters and still remain in compliance with its minimum capital requirements.

DEPOSITOR PREFERENCE


     The Omnibus Budget Reconciliation Act of 1993 provides that deposits and certain claims for administrative expenses and employee compensation against an insured depository institution would be afforded a priority over other general unsecured claims against such an institution, including the Subordinated Debt Securities, in the "liquidation or other resolution" of such an institution by any receiver.



                  DESCRIPTION OF SUBORDINATED DEBT SECURITIES



     The following description of the terms of the Subordinated Debt Securities sets forth certain general terms and provisions of the Subordinated Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Subordinated Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Subordinated Debt Securities so offered will be described in the Prospectus Supplement relating to such Subordinated Debt Securities.



     The Subordinated Debt Securities are to be issued under an Indenture (the "Indenture"), entered into between Regions and Bankers Trust Company, as trustee (the "Trustee") as of December 1, 1992, and, if applicable, any supplemental indenture. The Indenture is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to and qualified in its entirety by reference to the provisions of the Indenture. Whenever particular sections or defined terms of the Indenture are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference. Unless otherwise indicated, capitalized terms shall have the meanings ascribed to them in the Indenture.



     As of the date of this Prospectus, Regions has issued and has outstanding under the Indenture (i) $75 million of unsecured subordinated indebtedness designated 7.80% Subordinated Notes Due 2002 (the "7.80% Subordinated Notes") and (ii) $25 million of unsecured subordinated indebtedness designated 7.65% Subordinated Notes Due 2001 (the "7.65% Subordinated Notes") (together, the "Subordinated Notes").


GENERAL


     Although the amount of Subordinated Debt Securities offered by this Prospectus will be limited to the aggregate initial offering price described on the cover page of this Prospectus, the Indenture does not include any limitations on the amount of debt securities that may be issued thereunder from time to time in one or more series. (Section 301).



     The Subordinated Debt Securities will be unsecured and will be subordinate and junior in right of payment to the prior payment in full of the Senior Indebtedness of Regions (as described below). (Sections 101, 1502). As of the date of this Prospectus, Regions has outstanding (i) $75 million of the 7.80% Subordinated Notes and (ii) $25 million of the 7.65% Subordinated Notes, both of which issuances qualify as Subordinated Debt Securities. Subordinated Debt Securities may be issued on a parity with previously outstanding subordinated indebtedness of Regions, or may be issued senior to or subordinate to the outstanding subordinated indebtedness.



     Principal, premium, if any, and interest on the Subordinated Debt Securities will be payable and the Subordinated Debt Securities may be transferable or exchangeable, without payment of any service charge, other than any tax or governmental charge payable in connection therewith, at the principal Corporate Trust Office of the Trustee and at any other office or agency maintained by Regions for such purposes, except that at the option of Regions, interest may be paid by mailing a check to the address of the person entitled thereto as it appears on the Security Register. (Sections 307, 1002). The Subordinated Debt Securities may be sold at a substantial original issue discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. (Sections 101, 301). Special federal income tax consequences and other considerations applicable to any such Subordinated Debt Securities will be described in the corresponding Prospectus Supplement relating thereto.



     Because Regions is a holding company, its rights and the rights of its creditors, including the holders of the Subordinated Debt Securities offered hereby, to participate in any distribution of the assets of any subsidiary of Regions upon the latter's liquidation or recapitalization will be subject to the prior claims of such subsidiary's creditors (including, in the case of a subsidiary depository institution, its depositors), except to the extent that Regions may itself be a creditor with recognized claims against such subsidiary. Claims on subsidiaries of Regions by creditors other than Regions include claims with respect to long-term debt and substantial obligations with respect to deposit liabilities, federal funds purchased, securities sold under repurchase agreements and other short-term borrowings. See "The Company" and "Supervision and Regulation."



     Reference is made to the Prospectus Supplement for the specific terms of the Subordinated Debt Securities offered hereby, including: (i) the specific title of the Subordinated Debt Securities; (ii) the aggregate principal amount of the Subordinated Debt Securities offered hereby; (iii) the denominations in which the Subordinated Debt Securities are authorized to be issued and whether the Subordinated Debt Securities will be issued in registered form, without coupons or in global book-entry registered form; (iv) any sinking fund provisions; (v) the percentage of the principal amount at which the Subordinated Debt Securities will be issued; (vi) the date on which the Subordinated Debt Securities will mature; (vii) the rate or rates per annum or the method for determining such rate or rates, if any, at which the Subordinated Debt Securities will bear interest (which may be fixed or variable); (viii) any premium payments; (ix) the times at which any such interest will be payable; (x) any provisions relating to optional or mandatory redemption of the Subordinated Debt Securities at the option of Regions or the Holders of the Subordinated Debt Securities or pursuant to sinking fund or analogous provisions; (xi) any terms by which the Subordinated Debt Securities may be convertible into common stock or other securities of Regions; (xii) any provisions relating to the conversion or exchange of the Subordinated Debt Securities into Subordinated Debt Securities of another series; (xiii) the place or places at which Regions will make payments of principal, premium, if any, and interest and the method of such payment; (xiv) any additional covenants and Events of Default (as described below) and the remedies with respect thereto not currently set forth in the Indenture; and (xv) any other specific terms of the Subordinated Debt Securities.


SUBORDINATION


     The Subordinated Debt Securities are subordinated and subject in right of payment to the prior payment in full of all Senior Indebtedness of Regions. (Section 1502). "Senior Indebtedness" is defined by the Indenture to include all indebtedness and other obligations of Regions to its creditors, whether outstanding on the date of execution of the Indenture or thereafter created, assumed or incurred, including, but not limited to, (i) the principal of, and premium, if any, and interest on all indebtedness for money borrowed, (ii) all obligations to make payment pursuant to the terms of financial instruments (including securities contracts, derivative instruments, option contracts and similar financial instruments), (iii) any indebtedness or obligations of others of the kind described in either (i) or (ii) above for the payment of which Regions is responsible or liable as guarantor or otherwise, and (iv) any deferrals, renewals or extensions of any such Senior Indebtedness, other than the Subordinated Debt Securities and any other obligations expressly made subordinate in right of payment to Senior Indebtedness. (Section 101). As of June 30, 1994, and excluding $100 million in outstanding Subordinated Notes, there was an aggregate of approximately $866 million in borrowed funds of Regions outstanding, approximately $337 million of which represented long-term debt and $529 million of which represented short-term borrowings, including $510 million of federal funds purchased and securities sold subject to agreements to repurchase, all of which is included in the definition of "Senior Indebtedness." Senior Indebtedness also includes other liabilities, such as accounts payable. Because of the inclusion of short-term components, the amount of Senior Indebtedness outstanding is subject to significant fluctuation over even short periods of time. The Indenture does not limit the amount of Subordinated Debt Securities or other debt securities that Regions may incur. (Section 301).

     No payment on account of principal of or interest, if any, on the Subordinated Debt Securities shall be made, and no Subordinated Debt Securities shall be purchased, either directly or indirectly, by Regions or any of its subsidiaries, if any default or Event of Default with respect to any Senior Indebtedness shall have occurred and be continuing. (Section 1502).

     Upon any receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, whether or not pursuant to bankruptcy laws, sale of all or substantially all of the assets, dissolution, liquidation or other marshaling of the assets and liabilities of Regions, no amount shall be paid by Regions, in respect of the principal, premium, if any, or interest on the Subordinated Debt Securities unless and until all Senior Indebtedness shall have been paid in full together with all interest thereon and all other amounts payable in respect thereof. (Section 1502).


     In the event that any payment or distribution of any character, whether in cash or other property, shall be received by the Trustee or any Holder of Subordinated Debt Securities in contravention of any of the subordination terms thereof, such payment or distribution shall, provided that the Trustee shall have received notice of an event which triggers a requirement that no payment be made with respect to Subordinated Debt Securities at least three business days prior to the date for any payment on the Subordinated Debt Securities, be received in trust for the benefit of, and shall be paid over or delivered and transferred to, the holders of the Senior Indebtedness at the time outstanding in accordance with the priorities then existing among such holders for application to the payment of all Senior Indebtedness remaining unpaid, to the extent necessary to pay all such Senior Indebtedness in full. (Section 1502). In the event of the failure of the Trustee or any Holder to endorse or assign any such payment, distribution or security, each holder of Senior Indebtedness is hereby irrevocably authorized to endorse or assign the same. (Section 1502). Notwithstanding the foregoing, Holders of Subordinated Debt Securities may receive securities of Regions or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions of the Subordinated Debt Securities, to the payment of all Senior Indebtedness at the time outstanding and to any securities issued in respect thereof under any such plan of reorganization.


     Upon the payment in full of all Senior Indebtedness, the Holders of Subordinated Debt Securities shall be subrogated (equally and ratably with the holders of all indebtedness of Regions which, by its express terms, ranks on a parity with the Subordinated Debt Securities and is entitled to like rights of subrogation) to the rights of the holders of Senior Indebtedness to receive payments or distributions of assets of Regions applicable to the Senior Indebtedness until the Subordinated Debt Securities shall be paid in full. (Section 1502).

COVENANTS


     In the Indenture, Regions agrees not to merge or consolidate with another entity or to sell its properties or assets as an entirety unless the successor entity expressly assumes the obligations of Regions with respect to the Securities and the covenants of Regions under the Indenture. (Section 801). The Indenture does not restrict Regions from incurring, assuming or becoming liable for any type of debt nor from creating, assuming, incurring or permitting any mortgage, pledge, encumbrance, lien or charge on its property. In addition, the Indenture does not include any covenant or any other provision which would provide any recourse or other protection to the Holders of the Securities in the event of any decline in credit rating or other indicia of credit quality, no matter how sudden or significant, resulting from any cause, including from a merger, consolidation, change in control, recapitalization or similar restructuring.



     The Indenture does not restrict Regions' ability to sell, encumber or otherwise dispose of the stock of its subsidiaries, including the stock of First Alabama Bank, the principal bank subsidiary of Regions.


MODIFICATION OF THE INDENTURE


     The Indenture includes provisions permitting Regions and the Trustee, with the consent of the Holders of not less than a majority in principal amount of any series of the Securities to be affected at the time outstanding under the Indenture, to modify, by supplemental indenture, the Indenture or the rights of the

Holders of such Securities, except that without the consent of each Holder of each outstanding Security affected thereby, no such modification shall: (i) change the fixed maturity, reduce the principal amount or redemption premium, if any, or reduce the rate or extend the time of payment of interest on any Security; (ii) reduce the percentage in principal amount of the outstanding Securities, the consent of whose Holders is required to approve any such modification or to waive any default or other waivable requirement of the indenture; (iii) change the obligation of Regions to maintain an office or agent for payment; or (iv) modify any applicable subordination provisions in a manner adverse to the Holder of any of the Securities. (Section 902).


DEFAULTS AND LIMITED RIGHTS OF ACCELERATION


     An Event of Default is defined in the Indenture as (i) a default in the payment of principal or premium thereon at maturity or in the deposit of any sinking fund payment when and as due by the terms of the Securities of a series,
(ii) a default in the payment of interest at the due date thereof and the continuance of such default for a period of 30 days, (iii) a default in the performance of or breach of any other covenant or warranty therein by Regions and continuance of such default or breach for a period of 60 days after notice thereof to Regions by the Trustee or the Holders of at least 15% in principal amount of the affected series, or (iv) certain events of bankruptcy, insolvency proceedings or reorganization of Regions. (Section 501).



     Payment of principal of the Subordinated Debt Securities may be accelerated only in the case of an "Acceleration Event," which is defined in the Indenture as including only the bankruptcy, insolvency proceedings or reorganization events with respect to Regions that constitute an Event of Default. (Sections 101, 501). There is no right of acceleration in the case of a default in the payment of principal, any premium or interest on the Subordinated Debt Securities or the performance of any other covenant of Regions in the Indenture.



     In the event an Acceleration Event shall have occurred and shall be continuing, either the Trustee or the Holders of 25% in principal amount of those affected series of Securities then outstanding under the Indenture may declare the principal amount of all of such series of Securities to be due and payable immediately. (Section 502). Upon certain conditions a declaration of an Event of Default may be annulled and past defaults may be waived by the Holders of a majority in principal amount of the Securities then outstanding. (Section
502).


     Regions is obligated to furnish the Trustee annually a statement as to the compliance by Regions with all conditions and covenants under the Indenture. (Section 704).

COLLECTION OF INDEBTEDNESS


     The Indenture also provides that in the event of a failure by Regions to make payment of principal of, or applicable premium or sinking fund installment or interest on, the Securities (and, in the case of payment of interest, such failure to pay shall have continued for 30 days) Regions will, upon demand of the Trustee, pay to it, for the benefit of the Holders of the Securities, the whole amount then due and payable on the Securities for principal and any premium, sinking fund installment and interest, including, to the extent that payment of such interest shall be legally enforceable, interest on any overdue principal and premium, on any sinking fund installment and on any overdue interest, computed from the date of default in the payment of such interest, at the rate or rates prescribed therefor in such Securities. (Section 503). The Indenture further provides that if Regions fails to pay such amount forthwith upon such demand, the Trustee may, among other things, institute a judicial proceeding for the collection thereof. (Section 503). The Indenture includes limitations on the right of any Holder of the Securities to institute judicial proceedings in respect thereto. (Section 507). However, the Indenture provides that notwithstanding any other provision of the Indenture, the Holder of any Security shall have the right to institute suit for the enforcement of any payment of principal of and interest on such Security on the respective stated maturities expressed in such Security and that such right shall not be impaired without the consent of such Holder. (Section 508).



     The Holders of a majority in principal amount of the Securities then outstanding under the Indenture shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under that Indenture, subject to certain exceptions. (Section 512). The Indenture requires the annual filing by Regions with the Trustee of a certificate as to the absence of default and as to compliance with the terms of that Indenture. (Section 1004).

CONCERNING THE TRUSTEE


     Regions and Bankers Trust Company have from time to time engaged in customary banking transactions in the ordinary course of business. Bankers Trust Company also serves as Trustee under the Indenture for the 7.80% Subordinated Notes and the 7.65% Subordinated Notes.


                              PLAN OF DISTRIBUTION


     Regions may sell the Subordinated Debt Securities on a negotiated or competitive bid basis to or through underwriters or dealers, and may also sell the Subordinated Debt Securities directly to other purchasers or through agents. The distribution of the Subordinated Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Prospectus Supplement corresponding to such Subordinated Debt Securities will set forth the terms of the offering of the Subordinated Debt Securities of such series, including the name or names of any underwriters, the purchase price and the proceeds to Regions from such sales, any underwriting discounts, agency fees and other items constituting underwriters' compensation, the initial public offering price, any discounts or concessions to be allowed or reallowed or paid to dealers and the securities exchange, if any, on which such Subordinated Debt Securities may be listed.



     If underwriters are used in the sale, the Subordinated Debt Securities may be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Subordinated Debt Securities may be offered to the public either through underwriting syndicates represented by managing underwriters, or by underwriters without a syndicate, all of which underwriters in either case will be designated in the Prospectus Supplement with respect to such offering. Unless otherwise set forth in the Prospectus Supplement, under the terms of the underwriting agreement, the obligations of the underwriters to purchase the Subordinated Debt Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Subordinated Debt Securities if any are purchased.



     The Subordinated Debt Securities may be sold directly by Regions or through agents designated by Regions from time to time. Any agent involved in the offer or sale of the Subordinated Debt Securities with respect to which this Prospectus is delivered will be named, and any commission payable by Regions to such agent will be set forth, in the corresponding Prospectus Supplement. Unless otherwise indicated in such Prospectus Supplement, any such agent will be acting on a best-efforts basis for the period of its appointment.



     The Subordinated Debt Securities will be newly issued securities with no established market. No assurance can be given as to the liquidity of the trading market, if any, for any of the Subordinated Debt Securities.


     Underwriters and agents may be entitled under agreements entered into with Regions to indemnification by Regions against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof. Underwriters and agents also may be customers of, engage in transactions with or perform other services for Regions in the ordinary course of business.

                                    EXPERTS


     The consolidated financial statements of Regions, incorporated by reference in Regions' Annual Report (Form 10-K) for the year ended December 31, 1993, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL OPINIONS


     Certain legal matters with respect to the Subordinated Debt Securities offered hereby will be passed upon for Regions by Lange, Simpson, Robinson & Somerville, Birmingham, Alabama. Henry E. Simpson, a partner in the law firm of Lange, Simpson, Robinson & Somerville, is a director of Regions. As of July 15, 1994, attorneys of that firm beneficially owned, directly or indirectly, an aggregate of 120,695 shares of Regions common stock.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated expenses, other than underwriting or broker-dealer fees, discounts and commissions, in connection with the offering are as follows:

    Securities Act registration fee...........................................  $ 34,433
    Printing and engraving....................................................    50,000
    Legal fees and expenses...................................................    40,000
    Accounting fees and expenses..............................................    40,000
    Blue Sky fees and expenses................................................    25,000
    Fees of indenture trustee.................................................    25,000
    Miscellaneous.............................................................    10,000
                                                                                --------
                                                                                 224,433

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Article Tenth of the Certificate of Incorporation of the Registrant provides:



          "(a) The corporation shall indemnify its officers, directors, employees and agents to the full extent permitted by the General Corporation Law of Delaware. (b) No director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages, for breach of fiduciary duty as a director, except for liability
     (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under
     Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit."



     Section 145 of the Delaware General Corporation Law, as amended, empowers the Registrant to indemnify its officers and directors under certain circumstances. The pertinent provisions of that statute read as follows:


          "(a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

          "(b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

          "(c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.


          "(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made
     (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.



          "(e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.


          "(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

          "(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

          "(h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.


          "(i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee, or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

          "(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person."


     The Registrant has purchased a directors' and officers' liability insurance contract which provides, within stated limits, reimbursement either to a director or officer whose actions in his capacity result in liability, or to the Registrant, in the event it has indemnified the director or officer. Major exclusions from coverage include libel, slander, personal profit based on inside information, illegal payments, dishonesty, accounting of securities profits in violation of Section 16(b) of the Securities Exchange Act of 1934 and acts within the scope of the Pension Reform Act of 1974.


     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16.  EXHIBITS.


     4.1  --   Trust Indenture dated as of December 1, 1992 -- incorporated by reference from
               Registration Statement, file no. 33-45714, of Regions Financial Corporation
               (formerly First Alabama Bancshares, Inc.).
     5.1  --   Opinion Re: legality.
    12.1  --   Calculation of Earnings to Fixed Charges and to Combined Fixed Charges.
    23.1  --   Consent of Ernst & Young LLP.
    23.2  --   Consent of Lange, Simpson, Robinson & Somerville -- included in Exhibit 5.1.
    24.   --   Power of Attorney -- the manually signed power of attorney is set forth in the signature page of the original registration statement.
    25.1  --   Statement of Eligibility and Qualification of Indenture Trustee on Form
               T-1 -- previously filed.


ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;



             Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.


          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


     The undersigned Registrant hereby undertakes (1) to use to its best efforts to distribute prior to the opening of bids, to prospective bidders, underwriters and dealers, a reasonable number of copies of a prospectus which at that time meets the requirements of Section 10(a) of the Act, and relating to the securities offered at competitive bidding, as contained in the registration statement, together with any supplements thereto, and (2) to file an amendment to the registration statement reflecting the results of bidding, the terms of the reoffering and related matters to the extent required by the applicable form, not later than the first use, authorized by the issuer after the opening of bids of a prospectus relating to the securities offered at competitive bidding, unless no further public offering of such securities by the issuer and no reoffering of such securities by the purchaser is proposed to be made.



     The undersigned Registrant hereby undertakes that: (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective. (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF BIRMINGHAM, STATE OF ALABAMA ON THIS THE 6TH DAY OF SEPTEMBER, 1994.


                                          Registrant:

                                          REGIONS FINANCIAL CORPORATION


                                          BY:    /s/  RICHARD D. HORSLEY
                                              -------------------------------
                                                     Richard D. Horsley
                                               Vice Chairman of the Board and
                                                 Executive Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below by the following persons in the capacities and on the dates indicated.



                SIGNATURE                               TITLE                      DATE
- ------------------------------------------    --------------------------    -------------------
                 J. STANLEY MACKIN*           Chairman of the Board and      September 6, 1994
- ------------------------------------------      Chief Executive Officer
            J. Stanley Mackin                   and Director

           /s/  RICHARD D. HORSLEY            Vice Chairman of the Board     September 6, 1994
- ------------------------------------------      and Executive Financial
            Richard D. Horsley                  Officer and Director

                 ROBERT P. HOUSTON*           Executive Vice President       September 6, 1994
- ------------------------------------------      and Comptroller
            Robert P. Houston

                                              Director
- ------------------------------------------
             Sheila S. Blair

                JAMES B. BOONE, JR.*          Director                       September 6, 1994
- ------------------------------------------
           James B. Boone, Jr.

                  ALBERT P. BREWER*           Director                       September 6, 1994
- ------------------------------------------
             Albert P. Brewer

                 JAMES S.M. FRENCH*           Director                       September 6, 1994
- ------------------------------------------
            James S.M. French

                CATESBY AP C. JONES*          Director                       September 6, 1994
- ------------------------------------------
           Catesby ap C. Jones

               OLIN B. KING*                  Director                       September 6, 1994
- ------------------------------------------
               Olin B. King

          H. MANNING MCPHILLIPS, JR.*         Director                       September 6, 1994
- ------------------------------------------
        H. Manning McPhillips, Jr.

                SIGNATURE                               TITLE                      DATE
- ------------------------------------------    --------------------------    -------------------
                  HENRY E. SIMPSON*           Director                       September 6, 1994
- ------------------------------------------
             Henry E. Simpson

              ROBERT E. STEINER, III*         Director                       September 6, 1994
- ------------------------------------------
          Robert E. Steiner, III

              LEE J. STYSLINGER, JR.*         Director                       September 6, 1994
- ------------------------------------------
          Lee J. Styslinger, Jr.

          * /s/  RICHARD D. HORSLEY                                          September 6, 1994
- ------------------------------------------
            Richard D. Horsley
        Attorney-in-Fact pursuant
          to a power of attorney
             previously filed

                               INDEX TO EXHIBITS


                                                                                      SEQUENTIALLY
EXHIBIT                                                                                 NUMBERED
NUMBER                                     DESCRIPTION                                    PAGE
- -------       ----------------------------------------------------------------------  ------------
   4.1   --   Trust Indenture dated as of December 1, 1992 -- incorporated by reference from Registration Statement, file No. 33-45714, of Regions
              Financial Corporation (formerly First Alabama Bancshares, Inc.)
   5.1   --   Opinion Re: legality
  12.1   --   Calculation of Earnings to Fixed Charges and to Combined Fixed
              Charges.
  23.1   --   Consent of Ernst & Young LLP.
  23.2   --   Consent of Lange, Simpson, Robinson & Somerville -- included in
              Exhibit 5.1
  24.    --   Power of Attorney -- the manually signed power of attorney is set forth in the signature page of the original registration statement.
  25.1   --   Statement of Eligibility and Qualification of Indenture Trustee on
              Form T-1 -- previously filed.